N E W S R E L E A S E

TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta - March 13, 2007 - Talisman Energy Inc. today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management’s Discussion and Analysis. Talisman also filed its Annual Information Form for the year ended December 31, 2006, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Talisman also filed its Annual Report on Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2006. Copies of the filed documents, including complete audited financial statements may be obtained, free of charge, through Talisman’s website www.talisman-energy.com, www.sedar.com or by emailing the Company at tlm@talisman-energy.com.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. Talisman is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

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